The share exchange described in this document involves the securities of foreign companies.  The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this extraordinary report was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under this share exchange, such as in open market or privately negotiated purchases.

[Reference Translation]

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	December 19, 2011

Corporate Name:	Aichi Machine Industry Co., Ltd.

Name and Title of Representative:	Toshiharu Sakai, President

Location of Head Office:	2-12 Kawanami-cho, Atsuta-ku, Nagoya City, Aichi Prefecture

Telephone Number:	(052)-681-1111

Name of Contact Person:	Toshihiro Sato, General Manager, Accounting & Finance Department

Nearest Contact Location:	2-12 Kawanami-cho, Atsuta-ku, Nagoya City, Aichi Prefecture

Telephone Number:	(052)-681-1113

Name of Contact Person:	Toshihiro Sato, General Manager, Accounting & Finance Department

 Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1. Reason for Filing

Aichi Machine Industry Co., Ltd. (“Aichi Machine Industry”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report that Aichi Machine Industry on December 16, 2011 signed a share exchange agreement by which Aichi Machine Industry will become a wholly-owned subsidiary of Nissan Motor Co., Ltd. (“Nissan”) and Nissan will become the parent company owning all the shares in Aichi Machine Industry as described below (the “Share Exchange”), after Aichi Machine Industry adopted resolutions approving the Share Exchange at their meeting of the board of directors held on the same day.

2. Description of Report

(1) Matters regarding the counter party of the Share Exchange

a. Trade name, head office address, name of representative, net assets, total assets and business

Trade name	Nissan Motor Co., Ltd.

Head office address	2, Takara-cho, Kanagawa Ward, Yokohama City, Kanagawa Prefecture, Japan

Representative	Carlos Ghosn, President and Chief Executive Officer

Common stock	605,814 million yen (as of March 31, 2011)

Net assets	(Consolidated) 3,273,783 million yen (as of March 31, 2011) (Unconsolidated) 1,952,080 million yen (as of March 31, 2011)

Total assets	(Consolidated ) 10,736,693 million yen (as of March 31, 2011) (Unconsolidated) 4,241,367 million yen (as of March 31, 2011)

Business	Development, manufacturing and sales of automobiles and others

b. Revenues, operating income (loss), ordinary income (loss), and net income (loss) from each of the preceding three fiscal years

(Consolidated)

Fiscal year	Fiscal Year 2008	Fiscal Year 2009	Fiscal Year 2010
Revenues	8,436,974	7,517,277	8,773,093
Operating income (loss)	(137,921)	311,609	537,467
Ordinary income (loss)	(172,740)	207,747	537,814
Consolidated net income (loss)	(233,709)	42,390	319,221

(Unconsolidated)

Fiscal year	Fiscal Year 2008	Fiscal Year 2009	Fiscal Year 2010
Revenues	3,053,312	2,899,166	3,432,989
Operating income (loss)	(229,935)	(92,724)	(36,957)
Ordinary income (loss)	61,956	294,116	(6,919)
Consolidated net income (loss)	(7,385)	262,403	(24,018)

c. Name of major shareholders and shareholding ratio
(As of September 30, 2011)
Name of major shareholders	Shareholding ratio (%)

Renault S.A. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	43.40

Japan Trustee Services Bank Ltd. (Trust Account)	3.73

The Chase Manhattan Bank, N.A. London Special Account No. 1 (Standing proxy: Mizuho Corporate Bank, Ltd.) (Note)	3.16

The Master Trust Bank of Japan, Ltd. (Trust Account)	3.00

Nippon Life Insurance Company	2.06
(Note) Although the shareholder registry names The Chase Manhattan Bank, N.A. London Special Account No. 1 as the holder, Daim Spain, a wholly owned subsidiary of Daimler AG, holds 140,142,000 shares of this account.

d. Capital ties, personal ties and transactions with the filing company

Capital ties	Nissan owns 41.43% of issued shares (37,560,900 shares, as of November 30, 2011) of Aichi Machine Industry stock and is the parent company of Aichi Machine Industry.

Personal ties
As of December 16, 2011, one member on Nissan’s board of directors and one member of the board of directors of Nissan Kohki Co., Ltd., concurrently hold a position as a board member of Aichi Machine Industry. One corporate auditor of Nissan’s consolidated subsidiary, Nissan Kohki Co., Ltd., concurrently holds a position as a corporate auditor of Aichi Machine Industry. In addition, there are two employees who were dispatched from Nissan Motor Co., Ltd to Aichi Machine Industry.

Transactions	Nissan purchases from Aichi Machine Industry, automobile parts and accessories.

(Note) As of March 31, 2011, excluding matters specially mentioned.

(2) Purpose of exchange

Nissan recently announced “Nissan Power 88”, a wide-ranging, six-year midterm business plan, in aim to accelerate Nissan’s growth across new markets and segments in the world.  “Power” of the name emphasizes our strength and efforts Nissan applies to its brands and sales, while “88” expresses the measurable reward Nissan aims to achieve through the plan.  Nissan aims to increase and maintain its global market share to 8% from 5.8%, its global market share as of the end of fiscal 2010.  Simultaneously, Nissan aims to increase and maintain its corporate operating profit to 8% from 6.1%, its operating profit margin as of the end of fiscal 2010.

The plan’s goal is the ability to offer mobility for all by achieving geographical expansion of our business and the realization of a sustainable mobility through zero-emission cars and low-emission technologies.

Nissan Power 88 aims to achieve goals by implementing six strategies. These six strategies are as follows:
•	Strengthening our brand power

•	Enhancing our sales power

•	Enhancing quality

•	Optimizing Nissan’s zero-emission leadership

•	Accelerating our growth through business expansion

•	Reducing costs

Nissan believes the planned Share Exchange, in which Aichi Machine Industry would become a wholly owned subsidiary, will contribute to certain above stated strategies, such as enhancing quality, accelerating our growth through business expansion and reducing cost.  Nissan Group faces the demand to accelerate development of power train technology that surpasses its rivals in its performance, quality and cost, while taking measures to meet stricter CO2 regulations amid fierce competition in connection to fuel efficiency.  With respect to production, Nissan plans to take swift measures to meet the demands of each market by localized production of power trains and other activities to expand overseas business, especially in emerging markets.  In order to strive for business expansion in emerging markets such as China, India, Russia, Brazil and Indonesia simultaneously, Nissan believes it is necessary to combine the abilities of those in the Nissan Group.

We expect the Share Exchange will enable to accelerated realization of efficient use of Nissan Group’s resources and reconsideration of Nissan’s and Aichi Machine Industry’s respective roles so we can achieve our above stated goals.  We regard the Share Exchange as an important step towards the realization of the midterm management plan of Nissan Power 88 that is designed for Nissan Group’s growth and progression.

Aichi Machine Industry, a company established in 1949, became Nissan’s consolidated subsidiary in 2000, after a technology alliance with Nissan in 1962 and equity participation alliance with Nissan in 1965.  Aichi Machine Industry now serves an important role in the Nissan Group after evolving from a manufacturer of its own commercial vehicle model “Giant” and minicar “Cony” to a developer and manufacturer with specialization in engines and manual transmissions.

Aichi Machine Industry is a large contributor to Nissan Group’s growth.  For instance, with respect to the compact engine regarded as the globally compatible engine that was jointly developed by Nissan and Renault S.A., Aichi Machine Industry acts as the domestic production base that develops and supplies parts in the expanded production process in which the manufacturing of the compact engine takes place on a global scale.  In addition, Aichi Machine Industry is the sole developer and domestic manufacturer of the manual transmission of Nissan Group.

Aichi Machine Industry’s recent role has highlighted the importance of the production process of advanced technological products. Aichi Machine Industry has engaged in the manufacturing of the high-quality dual clutch transmission for the current flagship model, Nissan GT-R, and has also been involved in the long term development of the gear production technology, as well as the manufacturing of a reduction gear that is an important automobile part for the Nissan LEAF electric vehicle.

In the recent automobile industry, competition in the development of vehicles suited for environmental protection including electric vehicles and fuel cell vehicles has become fierce as the business environment becomes increasingly severe due to uncertainty of global economy and the continuous strong yen.  Further, the technology development of the gasoline powered engines’ efficiency has been dramatically improving, especially with respect to environmental aspects of engine efficiency.

Under such circumstance, Aichi Machine Industry has played an even more important role in the Nissan Group by understanding the demands of clients around the world as a global power train manufacturer and expanding its business areas to exceed the scope of a business that mainly focused on domestic production.  Aichi Machine Industry strives to develop products that meet the demands of clients around the world and, as a main manufacturer in the global production of engines, is expected to play an increasingly important role in Nissan Group than before by strengthening its engagement to become a major base for engine production in the world and thereby capturing a beneficial position amidst the competition.

At the same time, through the planned Share Exchange that would make Aichi Machine Industry a wholly owned subsidiary, Nissan aims to achieve improvement of its quality and cost competency, as well as business expansion in the global market, by strengthening development and manufacturing of power trains.

We believe that Nissan and Aichi Machine Industry acting as one would lead to the ability to challenge higher objectives and swift action and thereby improving both companies’ competitiveness in the global market.

From now on, Nissan and Aichi Machine Industry aim to maximize the value of the Nissan Group, which includes Aichi Machine Industry, with an ultimate goal to maximize the profit of the group as a whole, instead of pursuing their respective profitability as before.

(3) Method of the Share Exchange, Share Exchange Ratio, and other matters regarding the Share Exchange

a. Method of the Share Exchange

By the Share Exchange, Aichi Machine Industry will become a wholly-owned subsidiary of Nissan and Nissan will become the parent company owning all of the shares in Aichi Machine Industry.  The effective date of the share exchange agreement is expected to be March 22, 2012.  The Share Exchange is subject to the approval of the share exchange agreement by shareholders at the extraordinary general meeting of shareholders of Aichi Machine Industry scheduled to be held in mid-February, 2012, after which the Share Exchange will take effect on March 22, 2012.  Nissan will implement the Share Exchange by means of a “simple share exchange” under Article 796, Paragraph 3 of the Companies Act which does not require approval by shareholders at its shareholders’ meeting.

b. Share Exchange Ratio

Company	Nissan (100% Parent Company	Aichi Machine Industry (Wholly-owned Subsidiary)
Share Exchange Ratio	1	0.4
Number of Shares to be delivered in the Share Exchange	Common Stock : 21,184,488 shares (Plan)

(Note 1) Share Exchange Ratio

0.4 shares of Nissan common stock will be delivered in exchange for one share of Aichi Machine Industry stock in the Share Exchange.  However, Nissan common stock will not be delivered in the Share Exchange in exchange for Aichi Machine Industry common stock which is held by Nissan (37,560,900 shares as of November 30, 2011). Share exchange ratio may be changed upon consultation between two parties if a material change occurs in the terms and conditions of the Share Exchange.

(Note 2) Number of Shares to be delivered in the Share Exchange

Nissan will deliver 21,184,488 shares of common stock in the Share Exchange using its treasury stock (39,099,905 shares as of November 30, 2011).  Nissan will not newly issue stocks in the Share Exchange.  All treasury stock (133,515 shares as of November 30, 2011) that Aichi Machine Industry holds immediately before the Share Exchange becomes effective (the “Reference Time”), including stock purchased by Aichi Machine Industry upon shareholders’ claims for purchase of shares of Aichi Machine Industry common stock in accordance with Article 785 of the Companies Act, will be canceled by the Reference Time upon resolutions of the board of directors meeting which will be held by the day before the Effective Date of the Share Exchange. The number of shares delivered in the Share Exchange may be changed due mainly to the cancellation of treasury stock by Aichi Machine Industry.

(Note 3) Treatment of Shares Less than One Unit

Shareholders who will hold shares less than one unit of Nissan common stock (less than 100 shares) as a result of the Share Exchange will be unable to sell such shares on the securities exchanges.  The shareholders who will hold shares less than one unit of Nissan stock can utilize the “system for purchase of shares less than one unit” (sale of shares less than 100 shares) in accordance with Article 192, Paragraph 1 of the Companies Act.

(Note 4) Treatment of Fractions of Less than One Share

If the number of the shares of Nissan common stock that shall be delivered to any shareholder as a result of the Share Exchange includes a fraction of less than one share, a cash amount in proportion to the fractions attributed to the Share Exchange will be paid to such shareholder in accordance with Article 234 of the Companies Act.

c. Other Matters Regarding the Share Exchange

Aichi Machine Industry signed the Share Exchange agreement below on December 16, 2011.

SHARE EXCHANGE AGREEMENT

NISSAN MOTOR CO., LTD. (“Nissan”) and AICHI MACHINE INDUSTRY CO., LTD. (“Aichi Machine Industry”) have entered into this Share Exchange Agreement (this “Agreement”) on December 16, 2011 (the “Execution Date”) as follows.

Article 1   (Method of the Share Exchange)

Nissan and Aichi Machine Industry shall conduct a share exchange (the “Share Exchange”) through which Nissan will become a wholly-owning parent company of Aichi Machine Industry and Aichi Machine Industry will become a wholly-owned subsidiary of Nissan, and through which Nissan shall acquire all of the issued shares of Aichi Machine Industry (except for the shares of Aichi Machine Industry already held by Nissan).

Article 2   (Trade Names and Addresses of the Parties)

The trade names and addresses of Nissan, a wholly-owning parent company of the Share Exchange, and Aichi Machine Industry, a wholly-owned subsidiary of the Share Exchange are as follows:

(1)	Nissan:	Trade Name:	NISSAN MOTOR CO., LTD.
		Address:	2 Takara-cho, Kanagawa-ku, Yokohama City, Kanagawa Prefecture, Japan

(2)	Aichi Machine Industry:	Trade Name:	AICHI MACHINE INDUSTRY CO., LTD.
		Address:	2-12 Kawanami-cho, Atsuta-ku, Nagoya City, Aichi Prefecture, Japan

Article 3   (Shares to be Delivered upon the Share Exchange and Allotment thereof)

1.
Upon effectiveness of the Share Exchange, Nissan shall deliver to shareholders of Aichi Machine Industry registered or recorded on Aichi Machine Industry shareholders register as of the time immediately preceding the effectiveness of the Share Exchange (the “Reference Time”) (excluding Nissan, hereinafter the “Shareholders Subject to Allotment”), in exchange for Aichi Machine Industry common stock, the number of Nissan common stock calculated by multiplying the total number of Aichi Machine Industry common stock held by those shareholders by 0.4.

2.
Upon effectiveness of the Share Exchange, Nissan shall allot to the Shareholders Subject to Allotment 0.4 shares of Nissan common stock for each of Aichi Machine Industry common stock held by such shareholders.

3.
With respect to any fractional shares comprising less than one share of Nissan common stock that are required to be allotted and delivered under the preceding two Paragraphs, Nissan shall handle them in accordance with Article 234 of the Companies Act of Japan (the “Companies Act”) and other applicable laws and regulations.

Article 4   (Amounts of Stated Capital and Reserves of Nissan)

The increases in the amounts of the stated capital and reserves of Nissan due to the Share Exchange are as follows:

(1)	Stated Capital:	JPY 0

(2)	Capital Reserves:	Minimum amount required to be increased pursuant to applicable laws and regulations

(3)	Retained Earnings Reserves:	JPY 0

Article 5   (Effective Date)

The date on which the Share Exchange takes effect (the “Effective Date”) shall be March 22, 2012; provided, however, that Nissan and Aichi Machine Industry may change such date as necessary in accordance with the progress of the Share Exchange and other reasons, upon mutual consultation.

Article 6   (General Meeting of Shareholders to Approve the Share Exchange Agreement)

1.
Pursuant to the provisions of Article 796, main clause of Paragraph 3 of the Companies Act, Nissan shall conduct the Share Exchange without obtaining approval at a general meeting of shareholders stipulated in Article 795, Paragraph 1 of the Companies Act; provided, however, that if, pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, approval of this Agreement at a general meeting of shareholders of Nissan becomes necessary, Nissan shall obtain approval of this Agreement at a general meeting of shareholders no later than the day immediately preceding the Effective Date.

2.
Aichi Machine Industry shall obtain shareholder approval of this Agreement pursuant to Article 783, Paragraph 1 of the Companies Act and resolutions on matters necessary for the Share Exchange at the extraordinary general meeting of shareholders scheduled to be convened in mid-February 2012; provided, however, that such date may be changed as necessary in accordance with the progress of the Share Exchange and other reasons, upon mutual consultation.

Article 7   (Duty of Care, Other)

1.
During the period commencing from the Execution Date until the Effective Date, each of Nissan and Aichi Machine Industry shall conduct its business and manage its assets with the due care of a prudent manager, and Nissan and Aichi Machine Industry shall consult with each other before either party takes any action that may materially affect such assets, rights or obligations.

2.
By resolution at a meeting of the Board of Directors of Aichi Machine Industry to be held no later than the day immediately preceding the Effective Date, Aichi Machine Industry shall cancel, by the Reference Time, all of its treasury shares held by Aichi Machine Industry as of the Execution Date and those that will be held by Aichi Machine Industry by the Reference Time (including the treasury shares to be acquired through the purchases related to any dissenting shareholders’ exercise of their appraisal rights in connection with the Share Exchange).

Article 8   (Modification of this Agreement, Other)

1.
Nissan and Aichi Machine Industry may, upon mutual consultation, modify or terminate this Agreement, if, during the period commencing from the Execution Date until the Effective Date, due to an act of god or other events, (i) a material change occurs to the assets or results of operations of Nissan or Aichi Machine Industry, (ii) a material impediment arises in the implementation of the Share Exchange or (iii) it otherwise becomes difficult to achieve the purpose of this Agreement.

2.
If, pursuant to the provisions of Article 796, Paragraph 4 of the Companies Act, approval of this Agreement at a general meeting of shareholders of Nissan becomes necessary, notwithstanding the proviso of Article 6, Paragraph 1 hereof, Nissan and Aichi Machine Industry may, upon mutual consultation, modify or terminate this Agreement.

Article 9   (Validity of this Agreement)

This Agreement shall cease to have any effect if (i) approval of this Agreement or resolutions on matters necessary for the Share Exchange has not been obtained at a general meeting of shareholders of Nissan or Aichi Machine Industry set forth in Article 6 hereof (provided, however, that, with respect to Nissan, this shall only apply when the foregoing apply to the proviso of Article 6, Paragraph 1 hereof), (ii) any of the prior approvals from the relevant regulatory authorities required for the effectiveness of the Share Exchange by the laws and regulations of Japan or any other jurisdiction have not been obtained or procedures thereof have not been completed, or (iii) this Agreement has been terminated pursuant to the preceding Article 8.

Article 10   (Matters for Consultation)

In addition to the matters set forth in this Agreement, matters not stipulated in this Agreement or any matters necessary with respect to the Share Exchange shall be determined by consultation between Nissan and Aichi Machine Industry in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate, and upon signing hereof, each of Nissan and Aichi Machine Industry retains one (1) original hereof.

December 16, 2011

NISSAN MOTOR CO., LTD.

Name:	Carlos Ghosn
Title:	President and Chief Executive Officer
Address:	2 Takara-cho, Kanagawa-ku, Yokohama City, Kanagawa Prefecture, Japan

AICHI MACHINE INDUSTRY CO., LTD.

Name:	Toshiharu Sakai
Title:	Representative Board Member and President
Address:	2-12 Kawanami-cho, Atsuta-ku, Nagoya City, Aichi Prefecture, Japan

4. Basis for Calculation of the Share Exchange Ratio

(1) Basis for Calculation

In order to ensure the fairness and appropriateness of the share exchange ratio, Nissan and Aichi Machine Industry selected Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”) and Mizuho Securities Co., Ltd. (“Mizuho”), respectively, as their respective third party institution to perform calculation of the share exchange ratio.

In calculating the stock value, MUMSS principally applied to Nissan common stock an Average Market Price Analysis under which the closing market price of Nissan common stock on the First Section of the Tokyo Stock Exchange Group, Inc. (the “Tokyo Stock Exchange”) on December 15, 2011, a measurement date, and the average closing market prices of the one-week, one-month and three-month periods ended December 15, 2011, were considered, and this analysis was concluded to result in appropriate valuation since Nissan is listed in the financial instruments exchange and has sufficient liquidity due to large market capitalization. MUMSS also applied to Aichi Machine Industry common stock an Average Market Price Analysis under which the closing market price of Aichi Machine Industry common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices for of the one-week, one-month and three-month periods ended December 15, 2011, were considered, since Aichi Machine Industry is listed in the financial instruments exchange and has market value, and a Comparable Companies Analysis since there is more than one comparable company as a benchmark, as well as a Discounted Cash Flow analysis (the “DCF Analysis”) in order to reflect future business activities in valuation. The future profit plan of Aichi Machine Industry, based on which the calculations by MUMSS using the DCF Analysis were performed, does not include significant increase or decrease in profit. The following is the share exchange ratio against Nissan common stock value per share which was calculated in range using each of the analysis:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.29 – 0.40

Comparable Companies Analysis	0.14 – 0.79

DCF Analysis	0.39 – 0.85

In calculating the share exchange ratio, MUMSS used information which was provided by Nissan and Aichi Machine Industry and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete.  MUMSS did not perform valuation of assets and liabilities, including off-balance-sheet assets and liabilities and other contingent liabilities, of two companies and their affiliates independently or by third party valuation institution.  MUMSS also assumed that the financial projection of Aichi Machine Industry had been reasonably prepared based on the optimal projection and judgment currently available to Aichi Machine Industry management.  The above valuation by MUMSS is based on information available and economic conditions as of December 15, 2011.

In calculating the stock value, Mizuho principally applied to Nissan common stock an Average Market Price Analysis under which the closing market price of Nissan common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices of the one-month, three-month and six-month periods ended December 15, 2011, were considered, and this analysis was concluded to result in appropriate valuation since it is listed in the financial instruments exchange and has sufficient liquidity due to large market capitalization.  Mizuho also applied to Aichi Machine Industry common stock an Average Market Price Analysis under which the closing market price of Aichi Machine Industry common stock on the First Section of the Tokyo Stock Exchange on December 15, 2011, a measurement date, and the average closing market prices of the one-month, three-month and six-month periods ended December 15, 2011, were considered, since it is listed in the financial instruments exchange and has market value, and a DCF Analysis in order to reflect future business activities in valuation. The future profit plan of Aichi Machine Industry, based on which the calculations by Mizuho using the DCF Analysis were performed, does not include significant increase or decrease in profit. The following is the share exchange ratio against Nissan common stock value per share which was calculated in range using each of the analysis and method:

Analysis	Calculated Share Exchange Ratio
Average Market Price Analysis	0.29 – 0.38

DCF Analysis	0.37 – 0.48

In calculating the share exchange ratio, Mizuho used information which was provided by Nissan and Aichi Machine Industry and public information without any independent testing for accuracy and completeness in the assumption that they are accurate and complete.  Mizuho did not perform valuation of assets and liabilities, including off-balance-sheet assets and liabilities and other contingent liabilities, of two companies and their affiliates independently or by third party valuation institution.  Mizuho also assumed that the financial projection of Aichi Machine Industry had been reasonably prepared based on the optimal projection and judgment currently available to Aichi Machine Industry management.  The above valuation by Mizuho is based on information available and economic conditions as of December 15, 2011.

Upon request from the board of directors of Aichi Machine Industry, Mizuho has delivered to board of directors of Aichi Machine Industry a fairness opinion dated December 16, 2011, stating that the share exchange ratio was fair to shareholders of Aichi Machine Industry, excluding controlling shareholders (as defined in Article 441-2 of the Securities Listing Regulations of the Tokyo Stock Exchange and Article 436-3 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules” and in Article 38-2 of the regulations for timely disclosure of information by companies issuing listed marketable securities of the Nagoya Stock Exchange, Inc. and Article 18-2 of the Enforcement Rules for the same as “controlling shareholders and others prescribed by the Enforcement Rules,”), from the financial perspective under assumed terms and conditions, which represented its opinion that the share exchange ratio did not impair the interest of minority shareholders of Aichi Machine Industry.

(2) Background of the Calculation

As a result of subsequent discussions and negotiations between Nissan and Aichi Machine Industry which took into account the results of the calculation of the share exchange ratio by two third party valuation institutions, each company concluded that the share exchange ratio referred to in 2.(3) above was fair and did not impair the interest of shareholders of each company.  Consequently, Nissan and Aichi Machine Industry approved the share exchange agreement at its board of directors meeting held today and signed the share exchange agreement on the same day.  Nissan did not obtain a fairness opinion from MUMSS stating that the share exchange ratio was fair to Nissan from the financial perspective.

(3) Relationship with Valuation Institutions

MUMSS, a financial advisor (a valuation institution) of Nissan, is not a related party of Nissan or Aichi Machine Industry and has no important relationships with these companies in terms of the Share Exchange.  Mizuho, a financial advisor (a valuation institution) of Aichi Machine Industry, is not a related party of Nissan or Aichi Machine Industry and has no important relationships with these companies in terms of the Share Exchange.

5. Trade name, head office address, name of representative, net assets, total assets and business of the parent company after the Share Exchange

Trade name	Nissan Motor Co., Ltd.

Head office address	2, Takara-cho, Kanagawa Ward, Yokohama City, Kanagawa Prefecture, Japan

Representative	Carlos Ghosn, President and Chief Executive Officer

Common stock	605,814 million yen (as of September 30, 2011)

Net assets	(To be determined)

Total assets	(To be determined)

Business	Development, manufacturing and sales of automobiles and others

This extraordinary report contains forward-looking statements that reflect Nissan’s and Aichi Machine Industry’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Nissan’s and Aichi Machine Industry’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of Nissan and Aichi Machine Industry to agree on some or all of the terms of the Share Exchange; the parties being unable to complete the proposed Share Exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transaction or for other reasons; changes in the laws, regulations and government policies in the markets in which Nissan Group operates that affect its automotive operations; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; difficulties in realizing the anticipated benefits of the Share Exchange; and other risks related to the consummation of the Share Exchange.  Investors are advised to consult any further disclosures by Nissan and Aichi Machine Industry in their subsequent domestic filings in Japan and filings with the U.S. Securities Exchange Commission.